Form 51-102F3
MATERIAL CHANGE REPORT

1.	Name and address of the Company.

TRELAWNEY MINING AND EXPLORATION INC. (the “Company”)
Suite 2810, 130 King Street West
Toronto, ON M5X 1A4

2.	Date of Material Change.

May 25, 2011

3.	News Release.

A press release disclosing the material change was released on May 25, 2011 through the facilities of Marketwire.

4.	Summary of Material Change.

Further to the review by the Ontario Securities Commission in connection with the filing of the Company’s preliminary prospectus, the Company announced that it had previously disclosed historical estimates relating to the Chester 1 and Chester 2 properties that did not comply with the disclosure requirements of National Instrument 43-101.

The material change is fully described in the Company’s press release which is attached as Schedule “A” and is incorporated herein.

5.	Full Description of Material Change.

A full description of the material change is contained under Item 4.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

The report is not being filed on a confidential basis.

7.	Omitted Information.

No significant facts have been omitted from this Material Change Report.

8.	Executive Officer.

Gregory Gibson, President and Chief Executive Officer.

9.           Date of Report.

This report is dated at Toronto, this 25th day of May, 2011.

TRELAWNEY MINING AND EXPLORATION INC.

Per:	“Lisa McCormack” (Signed)
Lisa McCormack, Secretary

SCHEDULE “A”

TRELAWNEY PROVIDES UPDATE ON CHESTER PROPERTIES

May 25, 2011 - Toronto, Ontario - Trelawney Mining and Exploration Inc. (the “Company” or “Trelawney”) (TSXV: TRR, Frankfurt: RTW) announces that as a result of a review by staff of the Ontario Securities Commission in connection with the filing of the Company’s preliminary prospectus dated May 16, 2011, we are issuing the following press release to clarify our disclosure regarding the Chester 1 and Chester 2 Projects.

The Company has previously disclosed the results of economic analysis on historical estimates for the underground workings at the Chester 1 and Chester 2 Projects which consisted of technical information relating to throughput rates, gold production, cash costs per ounce, cash flow projections and mine life.  These historical estimates were completed prior to the implementation of National Instrument 43-101 (“NI 43-101”) and such disclosure is considered to be too speculative to have economic considerations applied to them.  As a result this information did not comply with the disclosure requirements of NI 43-101 and should not be relied upon.

In light of the positive results of the recent initial mineral resource estimate for the Côté Lake Deposit, it is Trelawney’s intention to reduce underground operations at the Chester 1 Project and focus on exploration and diamond drilling on the Côté Lake Deposit and other areas of the Chester Property.

Management of the Company feels it is in the best interests of the Company to concentrate on the Côté Lake Deposit and looks forward to reporting on the continuing exploration efforts to define the limits of the deposit.

For further information contact:	Greg Gibson, President and CEO
416-363-8567 or ggibson@trelawneymining.com
- or-
Andres Tinajero, VP Finance and CFO
416-363-8567 or atinajero@trelawneymining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc.  Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.